

News Release

Alexco Reports First Quarter 2019 Results

May 8, 2019 - Alexco Resource Corp. (NYSE-American: AXU, TSX: AXR) ("Alexco" or the "Company") today reports financial results for the quarter ended March 31, 2019. All figures are expressed in Canadian dollars unless otherwise stated. For the first quarter of 2019 ("Q1 2019") Alexco recorded net income of $1.2 million ("M") or $0.01 per share. Alexco Environmental Group ("AEG"), a wholly owned subsidiary of Alexco, recognized revenues of $7.2 M with a gross profit of $1.5 M.

Q1 2019 Highlights

CORPORATE

- Overall, Alexco reported net income of $1.2 M ($0.01 per share) for Q1 2019 and income before tax expense of $1.8 M including net non-cash adjustments of $3.5 M. In the same period for 2018 the Company incurred a loss of $3.6 M (including non-cash costs of $2.0 M) before taxes. The increase in net income in the 2019 period compared to the 2018 period was mainly attributed to non-cash fair value gain of $5.5 M on the embedded derivative related to the Wheaton Precious Metals Corp. ("Wheaton") streaming agreement.

- The Company's cash and cash equivalents at March 31, 2019 totaled $6.4 M compared to $8.6 M at December 31, 2018, while net working capital totaled $7.1 M compared to $10.1 M at December 31, 2018.

- Subsequent to quarter end, Alexco completed a private placement, on a bought deal basis, of 1,842,200 flow-through common shares at a price of $1.90 per share for gross proceeds of $3.5 M. The flow-through common shares comprise: (i) 1,579,000 flow-through shares with respect to "Canadian exploration expenses" (the "CEE Shares") priced at $1.90 per CEE Share; and (ii) 263,200 flow-through shares with respect to "Canadian development expenses" (the "CDE Shares") priced at $1.90 per CDE Share.

- On February 14, 2019 Alexco extended the availability period of draw-down on its credit facility (the "Credit Facility") with Sprott Private Resource Lending (Collector), L.P. ("Sprott") to August 23, 2019 from February 23, 2019 by issuing to Sprott 171,480 common shares of Alexco.

MINE OPERATIONS AND EXPLORATION

- The Company announced the results of an independent pre-feasibility study ("PFS") on its 100% owned Keno Hill Silver project (see press release dated March 28, 2019 entitled "Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District") and on May 8, 2019 the Company released an independent technical report.

- Assay results were announced from the 2018 reconnaissance drill program at Husky, No Cash, Townsite, Eagle, Bellekeno South and Black Cap comprising 26 holes for 7,687 meters (see news release dated January 21, 2019, entitled "Alexco 2018 Reconnaissance Drilling Confirms Continuation of Bermingham Mineralization at Depth and Identifies an Offset Extension, Identifies New Gold Targets").

ALEXCO ENVIRONMENTAL GROUP

- AEG recognized revenues of $7.2 M for Q1 2019 for a gross profit of $1.5 M achieving a gross margin of 20%, compared to revenues of $2,764,000 for the three month period ended March 31, 2018 for a gross profit of $830,000 achieving a gross margin of 30%. AEG incurred an operating loss before taxes for Q1 2019 of

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$52,000 excluding non-cash costs of $136,000 (see Note 21 in the financial statements for the three month period ended March 31, 2019).

- Subsequent to quarter end, AEG and JDS Energy and Mining Inc. ("JDS") formed a joint venture to enter into an agreement to acquire the abandoned Mount Nansen Mine site ("Mount Nansen") from the Federal Government of Canada ("Canada") whereby Canada will pay AEG and JDS to remediate environmental contamination from previous mining activities at Mount Nansen.

- Subsequent to quarter end, AEG entered into an agreement with the Bank of Montreal ("BMO") for a revolving line of credit ("LOC") for up to $4 M. The LOC has an interest rate of approximately 5.7% on drawn funds, is secured against AEG assets, and has customary covenants in place. AEG utilized the LOC capacity to post a $1,000,000 letter of credit for Mount Nansen.

Alexco's Chairman and Chief Executive Officer Clynt Nauman said, "With the release of the positive PFS for Keno Hill we have reached an important milestone on our way to becoming Canada's only primary silver producer. We have focused on a plan which has very low capital intensity, high returns and can generate cash in today's silver pricing environment while retaining significant optionality for the future. Going forward, we will take a disciplined approach to surface related capital construction work while we wait for clarity on the amendment/renewal of the water use licence for Bermingham before making a final production decision. We are also focused on our exploration strategy, which remains unchanged this year as we look to continue expanding Bermingham at depth and explore other high target areas in the Keno Hill Silver District. On the environmental consulting side of the business, AEG continues to generate strong revenues and future value by expanding its client base and contractual pipeline".

Keno Hill Development and Exploration

Development Strategy

The Company is moving towards production in a two (2) phased approach while also mitigating risk of further delay for the renewal of the water use licence ("WUL") for Bermingham. Phase 1 work will commence in May 2019 and will focus on surface and mill capital improvements, while Phase 2 will commence only when the timing and certainty of the Bermingham WUL is established. Phase 2 work will focus on underground development in preparation for production from the Bellekeno and Flame & Moth deposits, mill commissioning and final underground development of the Bermingham deposit.

Permitting

Alexco has the requisite permits and authorizations for future ore production from the Bellekeno, Flame & Moth, Lucky Queen, and Onek deposits. Permitting for production from the Bermingham deposit is ongoing with a positive Decision Document issued by the Yukon Government on July 27, 2018. The Decision Document outlines a number of standard terms and conditions for development and mine production from the Bermingham deposit. With the issuance of the Decision Document, Alexco submitted a water licence renewal application to the Yukon Water Board for processing and milling ore and discharging treated water from the Bermingham mine. Completion of the amendments to Alexco's Quartz Mining Licence is expected in Q2 2019, and a renewal of the WUL is expected in Q3 2019.

2019 Surface Drilling Program

For 2019, the Company has planned a 7,500 m, $3 M surface exploration diamond drilling program that will focus on potential reserve/resource expansion, deeper targets in the vicinity of the Bermingham deposit and following up on reconnaissance drilling from the 2018 program. The surface exploration program will commence in June and operate through September 2019 with results expected to be finalized in the fourth quarter of 2019.



Alexco Environmental Group

AEG recognized revenues of $7.2 M in Q1 2019 for a gross profit of $1.5 M achieving a gross margin of 20% compared to revenues of $2.8 M for a gross profit of $830 K achieving a gross margin of 30% in the first quarter of 2018. AEG incurred an operating loss before taxes for Q1 2019 of $52 K excluding non-cash costs of $136 K. The increase in gross profit during the 2019 period was primarily due to worked performed on the Schwartzwalder Mine and the former Canon City Uranium Mill reclamation and cleanup projects as well as construction work continuing on a water treatment plant in Ontario, Canada. The gross margin percentage reduced during the quarter as the Company increased the use of third party services, most notably relating to projects with significant construction work during the quarter.

On May 6, 2019 AEG and a joint venture partner, JDS, entered into agreement to acquire the abandoned Mount Nansen Mine site from Canada. AEG and JDS formed a limited partnership called Mount Nansen Remediation Limited Partnership ("MNR") to enter into the agreement with Canada whereby Canada will pay MNR to remediate contamination from previous mining activities at Mount Nansen. AEG and JDS each own 50% in MNR as well as a newly formed general partnership and will be jointly responsible for Mount Nansen project remediation work and will share equally in the project's profitability. Working alongside Canada, the Yukon Government and Little Salmon/Carmacks First Nations, AEG will be primarily responsible for permitting, design and care and maintenance while JDS will be responsible for the construction aspect of the Mount Nansen project. This long-term project is expected to take up to 10 years to complete.

Financial

At March 31, 2019 the Company had cash and cash equivalents of $6.4 M, and net working capital of $7.1 M compared to cash and cash equivalents of $8.6 M and net working capital of $10.1 M at December 31, 2018. The Company faces no known liquidity issues or is aware of any significant credit risks in any of its financial assets. In addition, the Company's restricted cash and deposits at March 31, 2019 totaled $2.7 M compared to $2.7 M at December 31, 2018.

Subsequent to quarter end, the Company completed a private placement of 1,842,200 flow-through common shares for gross proceeds of $3.5 M.

Financial Report and Conference Call for First Quarter 2019 Results

Full details of the financial and operating results for the first quarter of 2019 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis. These documents and additional information on Alexco, including its annual information form, are available on Alexco's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 12:30 a.m. Eastern (9:30 a.m. Pacific) on Thursday, May 9, 2019. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Conference ID#:	Ask to join the Alexco conference call
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com



Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: kcordero@alexcoresource.com
www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.